KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Units in millions; Dollars in millions except per unit amounts)

	Three Months Ended March 31,
	2013	2012
Weighted Average Number of Units Used in Computation of Limited Partners' Net Income (Loss) per Unit	376	338

Calculation of Limited Partners' interest in Net Loss
Amounts attributable to Kinder Morgan Energy Partners, L.P.:
Income from Continuing Operations	$785	$475
Less: Pre-acquisition earnings allocated to General Partner	(17)	—
Less: General Partner's remaining interest	(402)	(321)
Limited Partners' Interest	366	154
Add: Limited Partners' Interest in Discontinued Operations	(2)	(266)
Limited Partners' Interest in Net Loss	$364	$(112)

Limited Partners' Net Income (Loss) per Unit:
Income (Loss) from Continuing Operations	$0.97	$0.46
Income (Loss) from Discontinued Operations	$—	$(0.79)
Net Loss	$0.97	$(0.33)